PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

Endorsement Trust with Multiple Grantors Is Named as Owner

Annuity Number: **Effective Date:**

Owner:

This Endorsement is made a part of the Annuity to which it is attached, and is effective on the later of: (a) the Issue Date of the Annuity, and (b) the date this Endorsement is added to your Annuity. The provisions of this Endorsement apply only while the named Owner is a Grantor Trust with multiple Grantors, and are intended to satisfy the distribution at death requirements of Section 72(s) of the Code. If the terms of the Annuity and those of this Endorsement conflict, the provisions of this Endorsement will control. The Owner shall comply with the applicable tax qualification provisions of the Code, as described in this Endorsement, to prevent loss of the advantages of tax deferral and to prevent tax penalties.

For purposes of this Endorsement, the following terms apply:

Grantor: Any person, as defined in US Treasury Regulation §1.671-2(e)(1), as amended from time to time.

Grantor Trust: Any trust established in accordance with the provisions of Sections 671 through 679 of the Code.

Non-Annuitant Grantor: A Grantor other than the Grantor designated as the Annuitant under the Annuity.

Death of the Annuitant or Non-Annuitant Grantor

During the Accumulation Period, if the Non-Annuitant Grantor predeceases the Annuitant, then the Surrender Value is payable to the Owner and must be distributed within five years of the date of death of the Non-Annuitant Grantor in order to comply with Section 72(s) of the Code. The Owner may not elect an Annuity Option following the death of the Non-Annuitant Grantor. Except as provided in the next paragraph, no Death Benefit is payable under the Annuity. During the period between the date of death of the Non-Annuitant Grantor and the date the Surrender Value has been distributed: (a) the Owner of the Annuity cannot be changed, (b) the Account Value will remain allocated among the Interest Strategy(ies), as directed by you, and (c) all fees and charges described in the Annuity, and any Rider made a part of it, will continue to be deducted from your Annuity.

During the Accumulation Period, if the Annuitant dies after the death of the Non-Annuitant Grantor but before payment of the Surrender Value, then a Death Benefit will be payable in a lump sum to the Beneficiary(ies). Payment of a Death Benefit will be in lieu of the Surrender Value payable in the preceding paragraph. Please refer to the "Death Benefit" section of the Annuity and any Death Benefit Rider made a part of the Annuity for a description of any applicable Death Benefit.

During the Accumulation Period, if the Annuitant predeceases the Non-Annuitant Grantor, a Death Benefit will be payable as described in the "Death Benefit" section of the Annuity and any Death Benefit Rider made a part of the Annuity.

PRUCO LIFE INSURANCE COMPANY

[______________________________]
Secretary